Syneron Medical Reports Record 2005 Third Quarter Results, Increased Guidance and Management Changes

68% increase in revenue and doubling of net income confirms Syneron strengthening competitive advantage in the medical aesthetic sector

Yokneam, Israel – November 3, 2005 - Syneron Medical Ltd. (Nasdaq: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today reported results for the third quarter and first nine months of 2005, as well as management changes for the next phase of its corporate growth strategy.

Revenue for the third quarter of 2005 rose 68% to $25 million, compared to $14.9 million reported in the third quarter of 2004.  The VelaSmooth played a significant role in the growth of North American sales. Also contributing to the strong rise in sales was the active promotion of bundled sales in the U.S. during the third quarter of 2005, which contributed to a 40-50% increase in the average transaction size. North America accounted for 66% of total sales from July to September.

Operating expenses rose 27.6% during the third quarter of 2005 to $8.3 million, compared to $6.5 million a year ago. The limited rise in operating expenses reflects the leveraged effect of the sharp rise in sales, given the efficiencies of Syneron's cost structure, as well as lower marketing and sales costs in the third quarter of 2005.

Third quarter operating income doubled to $13.6 million, from $6.7 million in the third quarter of 2004. Operating margins rose to 54% in the third quarter, compared to 45% in the third quarter last year. Third quarter 2005 net income rose to $14.6 million, compared to $7.3 million net income reported in Q3 2004. The net income margin rose from 49% in Q3 2004 to 58% in Q3 2005.  Earnings per diluted share were $0.53 in Q3 2005, compared with $0.29 in Q3 2004.

Revenue for the nine months to September 30, 2005 rose 57.6% to $63.7 million, compared to $40.4 million reported in the first nine months of 2004. Operating expenses for the first nine months of 2005 on a proforma basis (excluding expenses for the secondary offering and the Thermage settlement) were $24.5 million, compared to $17.5 million recorded in the same period in 2004.   Nine-month operating income grew 68.2% on a proforma basis to $30.8 million, from $18.3 million in the first nine months of 2004. Nine-month net income was $32.5 million proforma, compared to the $19.1 million net income reported in the same period the previous year. On a US GAAP basis, including the costs of the Thermage settlement and secondary offering, operating expenses for the first nine months of 2005 were $28 million, operating income for the nine months was $27.3 million, with net income of $29 million. Earnings per diluted share, on a proforma basis for the first nine months of 2005, were $1.18, while on a GAAP basis, earnings per diluted share were $1.05.

Commenting on the results, Moshe Mizrahy, CEO, said, "The results for the third quarter clearly reflect the success of our efforts to create the most competitive and diversified product portfolio for use by medical aesthetic professionals.  At the most basic level, our success derives from the competitive advantage of the elos technology which enables us to produce the safest, most effective equipment in the industry, as discussed in some 40 peer-reviewed articles, with maximum manufacturing efficiencies. At a higher level, our success also reflects the achievements of individuals and groups within Syneron, such as the sales and marketing management which developed and implemented marketing strategies that capitalize on the competitive advantages of Syneron's broad product portfolio."

Syneron is raising revenue guidance for 2005 to $91-92 million from $84-85 million.

Syneron's financial position remains strong. In the third quarter, Syneron generated cash of $13.5 million from operations and $ 2.6 million from exercise of options and interest, for a total cash position on September 30, 2005 of $118.5 million and Shareholders' equity of $125.7 million.

Management Changes

Looking forward to the next phase of its strategic corporate development, Syneron is today announcing changes in its senior management.  The changes include the transition of responsibility as Chief Executive from Moshe Mizrahy, who has been instrumental in the rapid growth of Syneron since its inception and for Syneron's highly successful first year as a public company to David Schlachet, currently CFO of Syneron and the appointment of Shimon Eckhouse as active chairman.

Commenting on the management transition, Shimon Eckhouse said, "Moshe Mizrahy's skills with managing early-stage companies and developing Syneron's markets have been instrumental in achieving worldwide market recognition of the competitive advantages of our elos(TM) technology and Syneron's wide portfolio of medical aesthetic platforms.  Looking to the next phase of Syneron's strategic development, David Schlachet brings broad senior managerial experience and extensive experience in implementing M&A strategies, having served as the chairman and CEO of several large publicly-traded companies, as well as specific experience in the medical technology sector having been a managing partner of an Israeli venture fund specializing in medical devices and biotechnology and as Vice President of the Weizmann Institute of Science in Israel."

Conference call

Syneron Management will host a conference call to discuss the results and quarterly highlights at 10:00am ET today, November 3, 2005. Investors and other interested parties may access a live webcast through Syneron's web site at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site.

About Syneron

Syneron Medical Ltd.  manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world (http://syneron.com/locations.html), including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's expectations regarding financial results for the 2005 fiscal year, as well as expectations regarding our ability to continue to grow and maintain leadership in the aesthetic industry, to establish a strong position in the emerging markets for aesthetic devices in China, India, and Russia, and the growth potential for those markets are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Syneron's second quarter financial results, as discussed in this release, are unaudited. Estimates of year-end financial results are subject to a number of assumptions regarding the future operation of Syneron's business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Judith Kleinman, VP Investor Relations, Syneron Medical Ltd., 011 972 4909 6282, ir@syneron.com

Syneron, the Syneron logo, elos, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands except per share data

	Three month ended		Nine month ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	US GAAP	US GAAP	US GAAP	US GAAP	US GAAP

Revenues	$ 25,030	$ 14,908	$ 63,671	$ 40,405	$ 57,918
Cost of revenues	3,091	1,715	8,330	4,564	6,914

Gross profit	21,939	13,193	55,341	35,841	51,004

Operating expenses
Research and development	1,450	806	3,697	1,959	3,078
Selling and marketing	5,990	4,866	18,455	14,057	19,625
General and administrative	883	852	2,350	1,491	2,725
Other expenses		-	3,494	-	-

Total operating expenses	8,323	6,524	27,996	17,507	25,428

Operating income	13,616	6,669	27,345	18,334	25,576
Financial income, net	1,177	757	2,025	1,155	2,384

Income before taxes on income	14,793	7,426	29,370	19,489	27,960
Taxes on income	150	175	350	340	620

Net income	$ 14,643	$ 7,251	$ 29,020	$ 19,149	$ 27,340

Basic net earnings per share	$ 0.58	$ 0.37	$ 1.19	$ 1.07	$ 1.45
Diluted net earnings per share	$ 0.53	$ 0.29	$ 1.05	$ 0.83	$ 1.14

Weighted average number of shares used in per share calculations
Basic	25,105	19,719	24,460	17,887	18,917
Diluted	27,605	25,006	27,508	23,016	24,083

	Three month ended		Nine month ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	US GAAP	US GAAP	PRO FORMA	US GAAP	US GAAP

Revenues	$ 25,030	$ 14,908	$ 63,671	$ 40,405	$ 57,918
Cost of revenues	3,091	1,715	8,330	4,564	6,914

Gross profit	21,939	13,193	55,341	35,841	51,004

Operating expenses
Research and development	1,450	806	3,697	1,959	3,078
Selling and marketing	5,990	4,866	18,455	14,057	19,625
General and administrative	883	852	2,350	1,491	2,725

Total operating expenses	8,323	6,524	24,502	17,507	25,428

Operating income	13,616	6,669	30,839	18,334	25,576
Financial income, net	1,177	757	2,025	1,155	2,384

Income before taxes on income	14,793	7,426	32,864	19,489	27,960
Taxes on income	150	175	350	340	620

Net income	$ 14,643	$ 7,251	$ 32,514	$ 19,149	$ 27,340

Basic net earnings per share	$ 0.58	$ 0.37	$ 1.33	$ 1.07	$ 1.45
Diluted net earnings per share	$ 0.53	$ 0.29	$ 1.18	$ 0.83	$ 1.14

Weighted average number of shares used in per share calculations
Basic	25,105	19,719	24,460	17,887	18,917
Diluted	27,605	25,006	27,508	23,016	24,083

SYNERON MEDICAL LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	September 30,	December 31,
	2005	2004
	US GAAP	US GAAP
CURRENT ASSETS
Cash and cash equivalents	$ 12,526	$ 12,468
Short-term deposits	8,286	57,893
Marketable securities	93,168	23,071
Trade receivables	16,481	8,628
Other accounts receivables and prepaid expenses	2,346	1,532
Inventories	3,687	3,134

Total current assets	136,494	106,726

LONG-TERM ASSETS

Severance pay fund	273	196
Long-term deposits and others	4,545	28
Long-term trade receivables	-	754
Property and equipment, net	1,178	842

Total long-term assets	5,996	1,820

OTHER ASSET	1,248	1,000

Total assets	$ 143,738	$ 109,546

CURRENT LIABILITIES
Trade payables	$ 1,654	$ 1,520
Other current liabilities	12,145	10,135

Total current liabilities	13,799	11,655

LONG-TERM LIABILITIES
Deferred revenues	3,934	3,276
Accrued severance pay	293	214

Total long-term liabilities	4,227	3,490

Total shareholders’ equity	125,712	94,401

Total liabilities and shareholders’ equity	$ 143,738	$ 109,546

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Three month ended		Nine month ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	US GAAP	US GAAP	US GAAP	US GAAP	US GAAP

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 14,643	$ 7,251	$ 29,020	$ 19,149	$ 27,340
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	151	33	417	90	143
Accrued severance pay, net	-	5	2	9	3
Increase in short-term and long-term trade receivables	(4,048)	(1,890)	(6,863)	(3,956)	(4,049)
Decrease (increase) in other accounts receivables and prepaid expenses	(374)	120	(568)	(57)	(575)
Increase (decrease) in inventories	129	(630)	(553)	(1,032)	(1,647)
Decrease (increase) in trade payables	(624)	(169)	134	(121)	(688)
Increase in other current liabilities	2,001	1,628	454	638	389
Decrease in long-term litigation settlement fee	-	(117)	-	(900)	(900)
Loss (gain) on available for sale securities	1,026	(103)	1,207	(8)	(396)
Stock-based compensation	37	36	111	109	148
Increase in deferred revenues	590	(931)	1,907	1,080	2,843
Loss on sales of property and equipment	-	2	12	2	3

Net cash provided by operating activities	13,531	5,235	25,280	15,003	22,614

CASH FLOWS FROM INVESTMENTING ACTIVITIES
Investment in short-term deposits, net	50,216	(55,893)	48,125	(55,893)	(56,873)
Purchase of available-for-sale securities	(74,844)	(2,053)	(75,167)	(14,462)	(17,759)
Proceeds from sale of available-for-sale securities	2,045	-	3,370	1,927	6,116
Investment in long-term deposits and others	(3,513)	(2)	(5,517)	(10)	(13)
Proceeds from long term loans and others	1,235	-	2,000	-	-
Purchase of property and equipment	(206)	(123)	(555)	(282)	(484)
Purchase of other assets	-	-	(466)	-	(1,000)
Proceeds from sale of property and equipment	8	-	8	-	-

Net cash used in investing activities	(25,059)	(58,071)	(28,202)	(68,720)	(70,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary and preferred shares, net	-	53,701	-	53,850	53,851
Exercise of options	1,392	-	2,980	-	98
Repurchase of preferred A shares from shareholders	-	-	-	(235)	(235)

Net cash provided by financing activities	1,392	53,701	2,980	53,615	53,714

Increase (decrease) in cash and cash equivalents	(10,136)	865	58	(102)	6,315
Cash and cash equivalents at the beginning of the period	22,662	5,186	12,468	6,153	6,153

Cash and cash equivalents at the end of the period	$ 12,526	$ 6,051	$ 12,526	$ 6,051	$ 12,468